UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
APPLICA INCORPORATED
(Name of Subject Company (Issuer))
Apex Acquisition Corporation
NACCO Industries, Inc.
(Names of Filing Persons (Offeror))

Common Stock, par value $0.10 per share
(Title of Class of Securities)

03815A106
(CUSIP Number of Class of Securities)

Charles A. Bittenbender, Esq.
Vice President, General Counsel, and Secretary
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124
(440) 449-9600
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Thomas C. Daniels, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$167,454,300.00	$17,917.61

*For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 25,762,200 shares of common stock, par value $0.10 per share, of Applica Incorporated outstanding on a fully diluted basis consisting of (a) 25,001,100 shares of common stock outstanding and (b) 761,100 shares of common stock subject to outstanding options granted under Applica’s equity incentive plans and (ii) the tender offer price of $6.50 per Share (as defined herein).

**The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:           Filing Party:
Form or Registration No.:          Date Filed:

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Apex Acquisition Corporation (“Purchaser”), a Florida corporation and indirect wholly owned subsidiary of NACCO Industries, Inc., a Delaware corporation (“NACCO”), to purchase all outstanding shares of common stock, par value $0.10 per share (“Shares”), of Applica Incorporated, a Florida corporation (“Company”), at a price of $6.50 per Share, net to the seller in cash, without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer To Purchase dated December 15, 2006 (the “Offer To Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and NACCO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections under the caption “The Offer” in the Offer To Purchase.

All information contained in the Offer To Purchase and in the related Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer To Purchase is incorporated herein by reference thereto.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the Shares is Applica Incorporated. The Company’s principal executive office is located at 3633 Flamingo Road, Miramar, Florida 33027. The Company’s telephone number is (954) 883-1000.

(b) This Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to Applica’s proxy statement filed with the Securities and Exchange Commission on December 4, 2006, there were 25,001,100 Shares issued and outstanding as of November 27, 2006.

(c) The information set forth in Section 6 — “Price Range of the Shares; Dividends” is incorporated herein by reference thereto.

Item 3.	Identity and Background of Filing Person.

The information set forth in Section 9 — “Certain Information Concerning Purchaser and NACCO,” is incorporated herein by reference thereto.

Item 4.	Terms of the Transaction.

The information set forth in the “Introduction” to the Offer To Purchase and in Sections 1, 2, 3, 4, and 5 — “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” and “Certain Federal Income Tax Consequences,” respectively, is incorporated herein by reference thereto.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 11 and 12 — “Contacts and Transactions with the Company; Background of the Offer” and “Purpose of the Offer and the Merger; Plans for the Company After the Offer and the Merger; Appraisal Rights,” respectively, is incorporated herein by reference thereto.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Introduction” to the Offer To Purchase and in Sections 7 and 12 — “Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “Purpose of the Offer and the Merger; Plans for the Company After the Offer and the Merger; Appraisal Rights,” respectively, is incorporated herein by reference thereto.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 — “Source and Amount of Funds” is incorporated herein by reference thereto.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the “Introduction” to the Offer To Purchase and in Sections 9 and 11 — “Certain Information Concerning Purchaser and NACCO” and “Contacts and Transactions with the Company; Background of the Offer,” respectively, is incorporated herein by reference thereto.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 16 — “Fees and Expenses” is incorporated herein by reference thereto.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 11 and 12 — “Certain Information Concerning Purchaser and NACCO,” “Contacts and Transactions with the Company; Background of the Offer” and “Purpose of the Offer and the Merger; Plans for the Company After the Offer and the Merger; Appraisal Rights,” respectively, is incorporated herein by reference thereto.

(a)(2),(3) The information set forth in Sections 12, 14 and 15 — “Purpose of the Offer and the Merger, Plans for the Company After the Offer and the Merger; Appraisal Rights,” “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference thereto.

(a)(4) The information set forth in Section 7 — “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference thereto.

(a)(5) The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference thereto.

(b) The information set forth in the Offer To Purchase and in the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer To Purchase, dated December 15, 2006
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Press release issued by NACCO, dated December 15, 2006
(a)(1)(I)	Summary advertisement, published December 15, 2006
(b)	None
(d)	None
(g)	None
(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apex Acquisition Corporation

By:	/s/ Charles A. Bittenbender
Name: Charles A. Bittenbender

Title:	Secretary

NACCO Industries, Inc.

By:	/s/ Charles A. Bittenbender
Name: Charles A. Bittenbender

Title:	Vice President, General Counsel, and Secretary

Date: December 15, 2006

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